SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K

(Mark One)

/X/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the fiscal year ended December 31, 1999 or

/  /      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
          ACT  OF  1934  [NO  FEE  REQUIRED]  for  the  transition  period  from to
          ----------    ----------

COMMISSION FILE NUMBER 1-12716

   A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                            EMPLOYEE SAVINGS PLAN OF
                    KOPPERS INDUSTRIES, INC. AND SUBSIDIARIES

   B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

                            KOPPERS INDUSTRIES, INC.
                               436 Seventh Avenue
                       Pittsburgh, Pennsylvania 15219-1800

REQUIRED INFORMATION



                         Report of Independent Auditors

J. E. Boan, Chairman
The Retirement Board
Koppers Industries, Inc.
Pittsburgh, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of the Employees Savings Plan of Koppers Industries, Inc. and Subsidiaries as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Employees Savings Plan of Koppers Industries, Inc. and Subsidiaries at December 31, 1999 and 1998, and the changes in its net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of December 31, 1999 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.




June 8, 2000



                            Employee Savings Plan of
                    Koppers Industries, Inc. and Subsidiaries

                 Statements of Net Assets Available for Benefits

                                                                             DECEMBER 31
                                                                       1999              1998
                                                                ----------------------------------
ASSETS
Investments at fair value:
   Putnam Income Fund                                              $   648,192       $   961,493
   Putnam Voyager Fund                                               7,403,139         4,587,921
   Putnam New Opportunities Fund                                     5,864,441         3,418,601
   Putnam Asset Allocation:  Growth Portfolio                        2,199,988         1,845,244
   Putnam Asset Allocation:  Balanced Portfolio                      3,496,585         2,964,344
   Putnam Asset Allocation:  Conservative Portfolio                  1,056,872           708,641
   Putnam S&P 500 Index Fund                                        11,390,787         9,859,111
   Putnam International Growth Fund                                  2,192,020         1,267,613
   Putnam New Value Fund                                               237,752           106,439
   Putnam Stable Value Fund                                         11,270,469        10,449,982
   Company Stock Fund                                                6,274,132         5,058,696
   Participant loans                                                 1,434,675         1,477,865
                                                                ----------------------------------
Total investments                                                   53,469,052        42,705,950

Employer's contribution receivable                                     458,871            83,632
Employee contribution receivable                                       138,735           184,711
                                                                ----------------------------------
Net assets available for benefits                                  $54,066,658       $42,974,293
                                                                ==================================


See accompanying notes.



                            Employee Savings Plan of
                    Koppers Industries, Inc. and Subsidiaries

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 1999


Additions to net assets attributed to:
   Investment income:
     Net realized/unrealized appreciation in
       fair value of investments                                  $ 8,723,453
     Interest and dividends                                         2,557,202
                                                                ---------------
                                                                   11,280,655

   Contributions:
     Employer                                                         895,677
     Employee                                                       1,641,842
                                                                ---------------
                                                                    2,537,519
                                                                ---------------
Total additions                                                    13,818,174

Investment fees                                                       (14,096)
Benefit payments                                                   (2,711,713)
                                                                ---------------
Net increase in assets available                                   11,092,365

Net assets available for benefits at beginning of year             42,974,293
                                                                ---------------
Net assets available for benefits at end of year                  $54,066,658
                                                                ===============


See accompanying notes.


                            Employee Savings Plan of
                    Koppers Industries, Inc. and Subsidiaries

                          Notes to Financial Statements

                                December 31, 1999


1.  SUMMARY OF ACCOUNTING POLICIES

DESCRIPTION OF THE PLAN

The Employee Savings Plan of Koppers Industries, Inc. and Subsidiaries (Company) (the Plan) is a defined contribution profit sharing and savings plan, with a 401(k) salary reduction feature. The Plan was implemented on January 1, 1989 upon the formation of the Company. Participants should refer to the summary plan description for a more complete description of the Plan's provisions.

Substantially all nonunion employees are eligible to become participants in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Employee contributions can range from 1% to 16% of their annual compensation subject to Internal Revenue Code limitations. The Company matches 100% of the first one percent and 50% of the second and third percent of employee compensation contributed. The Company may, at the Board of Directors'
discretion, contribute an additional amount to the Plan (Discretionary Contribution). A Discretionary Contribution in the amount of $418,089 and $44,503 was made for the years ended December 31, 1999 and 1998, respectively. The Company pays certain administrative expenses of the Plan.

ROLLOVER CONTRIBUTIONS

Participants are allowed to make rollover contributions (contributions transferred to the Plan from other qualified retirement plans) with the consent of the Board of Directors' Administrative Committee, subject to certain requirements.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of the Company's contributions and plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

                            Employee Savings Plan of
                    Koppers Industries, Inc. and Subsidiaries

                    Notes to Financial Statements (continued)



VESTING

Participants are 100% vested in the value of all contributions upon retirement, death, or permanent disability.

1.  SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

VESTING (CONTINUED)

If employment is terminated for any reason other than retirement, death, or permanent disability, a participant is entitled to receive 100% of employee contributions, employer matching contributions, and rollover contributions. The vested value of any Company discretionary contributions is determined in accordance with the following schedule:

YEARS OF SERVICE                                               VESTED INTEREST
----------------                                               ---------------

Less than five years                                                  0%
Five years or more                                                  100%

Generally amounts forfeited by participants upon termination are used to reduce the amount of future employer contributions to the Plan.

PARTICIPANT DISTRIBUTIONS

At the election of the participant, distributions may be paid using one or more of the following methods subject to certain limitations:

o    one-lump sum payment in cash; or

o payments over a certain period in monthly, quarterly, semiannual, or annual cash installments.

LOANS TO PARTICIPANTS

A participant may borrow money from the Plan in amounts up to 50% of the participant's vested account balance up to $50,000. All loans are at a rate of interest equal to prime plus 1%. The participant's nonforfeitable interest in the Plan is pledged as collateral for the loan.

                            Employee Savings Plan of
                    Koppers Industries, Inc. and Subsidiaries

                    Notes to Financial Statements (continued)



1.  SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

INVESTMENTS VALUATION

Mutual funds are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. Shares of Koppers Industries, Inc. common stock included in the Company Stock Fund are valued at fair value based upon an independent valuation obtained by management. The participant loans are valued at their outstanding balances, which approximate fair value.

FORFEITURES

At December 31, 1999 and 1998, the balance in the forfeiture account was $78,911 and $55,499, respectively.

                                RECLASSIFICATION

Certain amounts in the 1998 financial statements have been reclassified to conform to the 1999 presentation.

2.  INVESTMENTS

The net appreciation in investments by investment type is summarized as follows:

                                                              NET CHANGES IN
                                                                FAIR VALUE
                                                            -----------------
                                                               DECEMBER 31
                                                                   1999
                                                            -----------------
Investments at fair value as determined by
  quoted market prices:
     Registered investment companies                            $7,154,920
     Company stock                                               1,568,533
                                                            -----------------
                                                                $8,723,453
                                                            =================

                            Employee Savings Plan of
                    Koppers Industries, Inc. and Subsidiaries

                    Notes to Financial Statements (continued)



3.  PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, the interests of all affected participants will become fully vested.

4.  INCOME TAX STATUS

The Plan applied for but has not received a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code. However, the plan administrator believes that the Plan is qualified and, therefore, the related trust is exempt from taxation.


                            Employee Savings Plan of
                    Koppers Industries, Inc. and Subsidiaries
                                (Plan Number 001)
                                 EIN 25-1588399

      Schedule H, Line 4i--Schedule of Assets Held for Investment Purposes
                                 at End of Year

                                December 31, 1999


                                                                             CURRENT
     SHARES                 ASSET DESCRIPTION                                 VALUE
---------------------------------------------------------------------------------------

     101,917      *Putnam Income Fund                                      $   648,192
     239,119      *Putnam Voyager Fund                                       7,403,139
      64,473      *Putnam New Opportunities Fund                             5,864,441
     144,736      *Putnam Asset Allocation:  Growth Portfolio                2,199,988
     269,798      *Putnam Asset Allocation:  Balanced Portfolio              3,496,585
     100,272      *Putnam Asset Allocation:  Conservative Portfolio          1,056,872
     326,010      *Putnam S&P 500 Index Fund                                11,390,787
      73,855      *Putnam International Growth Fund                          2,192,020
      20,047      *Putnam New Value Fund                                       237,752
  11,270,469      *Putnam Stable Value Fund                                 11,270,469
     272,788      *Company Stock Fund                                        6,274,132
         N/A      Participant loans--7% to 9.5%                              1,434,675
                                                                          -------------
                                                                           $53,469,052
                                                                          =============


*Party-in-interest

EXHIBITS

     None.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee for the Employee Savings Plan of Koppers Industries, Inc. and Subsidiaries has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                            EMPLOYEE SAVINGS PLAN OF KOPPERS
                                            INDUSTRIES, INC. AND SUBSIDIARIES

     Date:  JUNE 16, 2000                   By:  /s/ Randall D. Collins
          ---------------------                ------------------------
                                                     Randall D. Collins